EX-28.h.10

FEE WAIVER AGREEMENT

NATIONWIDE CORE PLUS BOND FUND

THIS FEE WAIVER AGREEMENT, effective as of July 1, 2018, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Nationwide Core Plus Bond Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA, the Trust and Thompson, Siegel & Walmsley LLC (“TSW”) have entered into a Subadvisory Agreement with respect to the Fund, effective April 22, 2013 (the “Subadvisory Agreement”), pursuant to which NFA was legally obligated to pay TSW at a specific fee rate (“Old Subadvisory Fee Rate”); and

WHEREAS, NFA, the Trust and TSW have amended the Subadvisory Agreement, effective as of July 1, 2018, which has the effect of reducing the fee amounts NFA must pay to one or more subadvisers to subadvise the Fund (“New Subadvisory Fee Rate”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share such financial savings resulting from the New Subadvisory Fee Rate with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver Amount:

1.1 NFA agrees to waive an amount of Advisory Fees in respect of the Fund equal to 0.0109% per annum, calculated monthly based on the Fund’s average daily net assets. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.	Term and Termination of Agreement:

2.1 This Agreement shall continue in effect until either (i) the termination of TSW as the Fund’s subadviser; or (ii) the addition to the Fund of a new subadviser that would cause an increase to the New Subadvisory Fee Rate, provided that any such termination or addition be approved by the Board of Trustees.

3.	Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By:	/s/ Michael S. Spangler

Name: Michael S. Spangler
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler

Name: Michael S. Spangler
Title: President